

March 30, 2010

Mail Stop 4631

<u>Via U.S. Mail and Facsimile</u>

Mr. Thomas R. Donahue, Chief Financial Officer
Federated Investors, Inc.
Federated Investors Tower
Pittsburgh, PA   15222

Re: Federated Investors, Inc.
       Annual Report on Form 10-K for the FYE December 31, 2009
       Filed on February 19, 2010
       File No.: 1-14818

Dear Mr. Donahue:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009

<u>Item 9A – Controls and Procedures, page 16</u>

1. Your assessment of your disclosure controls and procedures is characterized in terms of "the effectiveness of the design and operation" of your disclosure controls and procedures. In addition, the conclusion provided is not given as of December 31, 2009, the end of the period covered by the annual report on Form 10-K. Please tell us whether your disclosure controls and procedures (as defined

in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act) were effective as of December 31, 2009 and, in future filings, please prepare your disclosure to provide the information required by Item 307 of Regulation S-K.

Item 15 – Exhibits, Financial Statement Schedules, page 18

2. We note that you do not appear to have publically filed all of the schedules and exhibits to your credit agreement listed as Exhibit 10.59 and all of the exhibits to your term loan facility listed as Exhibit 10.64. Please file the complete versions of these agreements, including all of their schedules and exhibits, with your next periodic report or, if you wish, a current report on Form 8-K.

Exhibit 13.01
Management's Discussion and Analysis
Management's Assessment of Internal Control Over Financial Reporting, page 41

3. We note your statement that your management concluded that your system of internal control over financial reporting is properly designed and operating effectively to achieve the criteria of the "Internal Control—Integrated Framework." It does not appear that your management has concluded that the company's internal controls over financial reporting are *effective*, as of December 31, 2009. Please tell us what management's conclusion was regarding the effectiveness of your internal controls over financial reporting as of December 31, 2009 and, in future filings, please prepare your disclosure to provide the information required by Item 308(a)(3) of Regulation S-K.

Closing Comments

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding the above comments, you may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, Dietrich King, Attorney, at (202) 551-3338.

Sincerely,

Pamela A. Long
Assistant Director